November 1, 2018

JPMorgan Trust I

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) and JPMorgan Distribution Services, Inc. (“JPMDS”) (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider for each Fund listed on Schedule A through October 31, 2018. To avoid charging an investment advisory fee and a shareholder service fee at an effective rate above 0.45% for investment advisory services and 0.25% for shareholder servicing on affiliated investments in Class A, Class C and Class I Shares and 0.10% for shareholder servicing on affiliated investments in Class L Shares, JPMIM and JPMDS have contractually agreed to waive investment advisory and shareholder service fees in an amount equal to the weighted average pro rata amount of affiliated investment advisory fees and affiliated shareholder service fees charged by the underlying funds purchased by the Funds. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust I

By:

JPMorgan Access Funds Fee Waiver Agreement

SCHEDULE A

FUNDS
JPMorgan Access Balanced Fund
JPMorgan Access Growth Fund